EXHIBIT 99.1

Rubico Announces $8.5 Million Registered Direct Offering of Senior Convertible Notes and Warrants

ATHENS, Greece, Oct. 16, 2026 (GLOBE NEWSWIRE) -- Rubico Inc. (Nasdaq: RUBI) (the "Company," "Rubico," “we” or “us”), a global provider of shipping transportation services specializing in the ownership of vessels, today announced it has entered into a securities purchase agreement (the “Purchase Agreement”) with a single institutional investor (the “Holder”) to issue senior convertible notes (the “Notes”) in the aggregate principal amount of $9,444,444, bearing an original issue discount of 10% and warrants (the “Warrants”) to purchase common shares with an aggregate initial cash exercise price of $9,444,444. The Company expects to issue such Notes and Warrants on or about October 19, 2026 (the “First Tranche Closing”), subject to the satisfaction of customary closing conditions. The Company will receive gross proceeds of $8,500,000 at the First Tranche Closing.

The Notes are unsecured and will bear an interest rate of 8.00% per annum if paid in cash and 10.00% per annum if paid in Common Shares. The Notes will mature 12 months after issuance, subject to extension at the Company’s option to 18 months, provided that upon such extension the principal amount of the applicable Note will be increased by 5%. The Notes will be convertible at a conversion price equal to the lower of the closing price of the Company’s common shares immediately prior to issuance or the average closing price over the five days prior to issuance (the “Fixed Conversion Price”). The Fixed Conversion Price with respect to the First Tranche Closing will be $0.3646. The Notes are also convertible at the Holder’s option at an alternate conversion price equal to the greater of 85% of the lowest daily volume-weighted average price of the Company’s common shares during the 10 trading days preceding the conversion date and a floor price of $0.10.

The warrants will be immediately exercisable, will expire on the five-year anniversary of the issuance date and will have an initial exercise price equal to the Fixed Conversion Price. At the First Tranche Closing the Company expects to issue Warrants exercisable to purchase 25,903,577 common shares at an exercise price of $0.3646 per share.

In addition, subject to certain conditions set forth in the Purchase Agreement, the Company may issue and sell to the Holder in a second closing (the “Second Tranche Closing”) an additional $5,555,556 in aggregate principal amount of the Notes and Warrants to purchase common shares with an aggregate initial cash exercise price of $5,555,556. The Company would receive gross proceeds of $5,000,000 at the Second Tranche Closing.

In addition, at each of the First Tranche Closing and the Second Tranche Closing, the Company has agreed pursuant to the Purchase Agreement to issue a number of common shares (and/or pre-funded warrants in lieu thereof) (“Commitment Shares”) to the Holder equal to 5% of the face value of the principal amount of the Notes issued at each closing divided by the Fixed Conversion Price with respect to the relevant tranche. At the First Tranche Closing the Company expects to issue 1,295,179 Commitment Shares (and/or pre-funded warrants in lieu thereof).

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The securities described above are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-297207), which was declared effective by the United States Securities and Exchange Commission (“SEC”) on July 14, 2026. A prospectus supplement relating to the securities to be issued in the Offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the Offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or by telephone at (212) 895-3745.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers. Furthermore, the Company owns three 47,499 dwt MR tanker newbuildings scheduled for delivery in the second, third and fourth quarters of 2029 and a 60-meter newbuilding megayacht scheduled for delivery in the second quarter of 2027, which the Company intends to divest.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol "RUBI".

Please visit the Company's website at: https://rubicoinc.com/

For further information please contact:

Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the Notes and Warrants and closing of the offering described herein, the construction and delivery of the Company's newbuilding vessels and the potential divestiture of the Company's newbuilding megayacht.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.